FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.           An announcement regarding a connected transaction on capital increase and non-exercise of the pre-emptive right to acquire 19% interest in Hainan Nuclear; and
2.           An announcement regarding resolutions passed at the meeting of the board of directors;

Each made by Huaneng Power International, Inc. (the “Registrant”) on March 20, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

CONNECTED TRANSACTION
CAPITAL INCREASE AND
NON-EXERCISE OF THE PRE-EMPTIVE RIGHT
TO ACQUIRE 19% INTEREST IN HAINAN NUCLEAR

•
On 19 March 2013, the Company entered into the Capital Increase Agreement with the existing shareholders of Hainan Nuclear (including Huaneng Group), pursuant to which the existing shareholders of Hainan Nuclear agreed to subscribe by way of cash for the new registered capital of Hainan Nuclear in accordance with their respective proportion of shareholding in Hainan Nuclear. The Company shall pay to Hainan Nuclear an amount of not more than RMB262,612,800 as the consideration of the Capital Increase, which sum will be funded by the Company’s internal cash surplus. Following completion of the Capital Increase, the Company’s proportion of shareholding of 30% in Hainan Nuclear shall remain unchanged.

•
Following completion of the Capital Increase, Huaneng Group proposes to transfer at no consideration its 19% interest in Hainan Nuclear to its wholly owned subsidiary Huaneng Nuclear. The Company will not exercise its pre-emptive right to acquire the 19% interest in Hainan Nuclear.

•
HIPDC, as the direct controlling shareholder of the Company, holds 36.05% of the total issued share capital of the Company, while Huaneng Group holds a 51.98% direct interest and a 5% indirect interest in HIPDC. Huaneng Group also directly and indirectly (through its subsidiaries other than HIPDC) holds an aggregate interest of 15.29% in the Company. Huaneng Group and its associates (including Huaneng Nuclear) are connected persons of the Company under the Hong Kong Listing Rules.  Pursuant to the stipulation in Rule 14.70(3) of the Hong Kong Listing Rule, if the pre-emptive right involving the Company and a connected person, the exercise of which is at the Company’s discretion, non-exercise of the pre-emptive right to acquire the 19% interest in Hainan Nuclear by the Company and the buyer is a connected person of the Company, then such non-exercise of the pre-emptive right shall be regarded as a connected transaction of the Company.

•
With respect to the Capital Increase and given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, with respect to the non-exercise of the pre-emptive right to acquire the 19% interest in Hainan Nuclear and based on the net asset value of Hainan Nuclear as at end of 2012, the value of Huaneng Group’s transfer at no consideration of its 19% interest in Hainan Nuclear amounted to RMB391,270,000. The relevant transaction scale exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. Therefore, the Company’s non-exercise of the pre-emptive right to acquire the 19% interest in Hainan Nuclear is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HUANENG NUCLEAR

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 63,857 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC, as the controlling shareholders of the Company, holds approximately 36.05% of the total issued share capital of the Company. Huaneng Group is holding a 51.98% direct interest and a 5% indirect interest in HIPDC. Huaneng Group also, directly and indirectly (through its subsidiaries other than HIPDC), holds an aggregate of 15.29% interest in the total issued share capital of the Company.

Huaneng Nuclear is a wholly owned subsidiary of Huaneng Group, which is principally engaged in investment, development and production of nuclear power.

The relationship among the Company, Huaneng Group and Huaneng Nuclear are as follows:

*	Huaneng Group, through Hua Neng HK , its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#
Huaneng Group holds a 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.82% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its non wholly owned subsidiary), respectively.

According to the Hong Kong Listing Rules, Huaneng Group and its associates (including Huaneng Nuclear) are connected persons of the Company.

CAPITAL INCREASE AGREEMENT

The Capital Increase was approved at the meeting of the board of Directors of the Company held on 19 March 2013. The Company entered into the Capital Increase Agreement with the existing shareholders of Hainan Nuclear (including Huaneng Group).

Major terms of the Capital Increase Agreement are as follows:

1.	Date:	19 March 2013

2.	Parties:	(i)	China Nuclear;

		(ii)	Huaneng Group;

		(iii)	the Company; and

(iv) Hainan Nuclear

3.	Subscription of share capital:	Each shareholder shall inject new capital by way of cash in accordance with its original proportion of shareholding, of which:

China Nuclear shall subscribe for RMB446,441,800, representing 51% of the newly increased capital;

Huaneng Group shall subscribe for RMB166,321,400, representing 19% of the newly increased capital;

The Company shall subscribe for RMB262,612,800, representing 30% of the newly increased capital.

4.	Payment method:
The subscription for the year of each shareholder shall be apportioned into 30%, 30%, 20% and 20% and each payment of such apportioned amount shall be paid into a designated verification account of Hainan Nuclear before the 20th working day in the second month of each quarter. The first payment thereof shall be paid within 15 working days following the passing of the resolution relating to the Capital Increase at shareholders’ meeting of Hainan Nuclear.

5.	Signing and effective time:	The Capital Increase Agreement became effective upon signing by China Nuclear, Huaneng Group, the Company and Hainan Nuclear on 19 March 2013.

Upon completion of the Capital Increase, the Company’s shareholding in Hainan Nuclear remains unchange, i.e. 30% equity interest in Hainan Nuclear.

INFORMATION REGARDING Hainan NUCLEAR

Incorporation in the PRC on 3 December 2008, Hainan Nuclear is located in Hainan Province, the business of which include the construction, operation and management of nuclear power plants, production and sales of power and related products; technology advisory services. Following completion of the Capital Increase, the registered capital of Hainan Nuclear will be increased to RMB2,934,710,000.

The controlling shareholder of Hainan Nuclear, China Nuclear, holds 51% of the registered capital of Hainan Nuclear. The Company holds 30% of the registered capital of Hainan Nuclear, and Huaneng Group holds 19% of the registered capital of Hainan Nuclear. China Nuclear is principally engaged in investment, development and production of nuclear power. China Nuclear does not hold shares in the Company and is a third party independent from both the Company and its connected persons.

Selected Financial Information of Hainan Nuclear

The following sets out certain  financial information of Hainan Nuclear as at 31 December 2011 and 31 December 2012 and for the year/period then ended, prepared in accordance with PRC Accounting Standards:

	As at	As at
	31 December	31 December
	2011	2012
	(RMB)	(RMB)
	(audited)	(unaudited)

Operating revenue	–	–
Operating profit/loss	–	–
Profit/loss before tax	–	–
Net profit/loss	–	–
Total assets	6,823,823,156	10,283,139,281
Net assets	1,265,756,000	2,059,334,000

Note:	The financial information relating to the revenue and profit of Hainan Nuclear are not available as Hainan Nuclear is still in the construction process and has not yet commenced business operation.

NON-EXERCISE OF THE PRE-EMPTIVE RIGHT TO ACQUIRE THE 19% INTEREST IN HAINAN NUCLEAR

Following completion of the Capital Increase, Huaneng Group proposes to transfer at no consideration its 19% interest in Hainan Nuclear to its wholly owned subsidiary Huaneng Nuclear. The Company will not exercise its pre-emptive right to acquire the 19% interest in Hainan Nuclear and will provide an undertaking of its non-exercise of the pre-emptive right to acquire. Based on the net asset value of Hainan Nuclear as at end of 2012, the shareholding value of Huaneng Group’s transfer at no consideration of its 19% interest in Hainan Nuclear to its wholly owned subsidiary Huaneng Nuclear amounted to RMB391,270,000.

Pursuant to the stipulation in Rule 14.70(3) of the Hong Kong Listing Rules, if the pre-emptive right involving the Company and a connected person, the exercise of which is at the Company’s discretion, non-exercise of the pre-emptive right to acquire the 19% equity interest in Hainan Nuclear by the Company and the buyer is a connected person of the Company, then such non-exercise of the pre-emptive right shall be regarded as a connected transaction of the Company.

Reasons for the Capital Increase and non-exercise of the pre-emptive right to acquire and the Impact on the Company

The Capital Increase will increase the registered capital of Hainan Nuclear and further enhance Hainan Nuclear’s capacity to raise funds for the construction of its projects, and is expected to provide and secure stable investment returns for the Company in the future. The non-exercise of the pre-emptive right to acquire will not affect the Company’s status as the second largest shareholder of Hainan Nuclear. Instead, it encourages the admission of a professional nuclear power company under Huaneng Group, whose direct shareholding in Hainan Nuclear will help strengthen the safety surveillance and management of Hainan Nuclear and make a good combination with the Company’s management in producing positive effects on Hainan Nuclear’s level of safety and control over construction prices and periods. Such arrangement also has a potential effect on the Company’s future profitability, which will indirectly be beneficial to the Company’s shareholders.

In addition, the Company has taken into account the relevant potential risks, including transaction risks. In particular, given Hainan province primarily focuses on tourism and agriculture, the power consumption for industrial use and the scale of power grids are comparatively small, there are risks that Hainan Nuclear’s profitability may be affected if for some reasons it operates under an electricity load that fails to reach the expected level and there is a decrease in efficiency ratio of grid power in Hainan Nuclear.

IMPLICATION UNDER THE HONG KONG LISTING RULES

With respect to the Capital Increase and given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, with respect to the non-exercise of the pre-emptive right to acquire the 19% interest in Hainan Nuclear and based on the net asset value of Hainan Nuclear as at end of 2012, the value of Huaneng Group’s transfer at no consideration of its 19% interest in Hainan Nuclear amounted to RMB391,270,000. The relevant transaction scale exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. Therefore, the Company’s non-exercise of the pre-emptive right to acquire the 19% interest in Hainan Nuclear is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

The Board of Directors of the Company has approved the resolutions regarding the Capital Increase and the non-exercise of the pre-emptive right to acquire the 19% interest in Hainan Nuclear. Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Company having connected relationship, abstained from voting on the board resolutions relating to the Transaction. The resolutions were voted by directors who are not connected to the Transaction. The Directors (including independent non-executive Directors) are of the view that the Capital Increase and the non-exercise of the pre-emptive right to acquire the 19% interest in Hainan Nuclear were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

DEFINITIONS

“associate”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Capital Increase”
the subscription in an amount of not more than RMB262,672,800 for part of the new registered capital of Hainan Nuclear by the Company pursuant to the terms and conditions of the Capital Increase Agreement;

“Capital Increase Agreement”	the capital increase agreement entered into by the Company with China Nuclear, Huaneng, Huaneng Group and Hainan Nuclear on 19 March 2013;

“China Nuclear”	China Nuclear Power International, Inc.;

“Company”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“Hainan Nuclear”	Hainan Nuclear Power Co., Ltd.;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“Huaneng Nuclear”	Huaneng Nuclear Power Development Co., Ltd.;

“PRC”, “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Transaction”
collectively, the Capital Increase in Hainan Nuclear by the Company, and the non-exercise of the pre-emptive right to acquire the proposed transfer of its 19% equity interest in Hainan Nuclear in no consideration to its wholly owned subsidiary Huaneng Nuclear.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
20 March 2013

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

RESOLUTIONS PASSED AT
THE FOURTEENTH MEETING OF THE SEVENTH SESSION
OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 19 March 2013, the Board of Directors (“the Board”) of the Company convened the Fourteenth Meeting (the “Meeting”) of the Seventh Session of the Board. Fifteen Directors were eligible to attend the meeting. The attendants of the meeting included fifteen Directors, either in person or by proxy. Mr. Shao Shiwei, Mr. Li Zhensheng and Mr. Zhang Shouwen (each being Independent Non-executive Director), were engaged by other matters, thus absent from the Meeting and had appointed Mr. Wu Liansheng and Mr. Qi Yudong (each being Independent Non-Executive Director) as respective proxy for voting. The Supervisors, the Secretary of the Board and other senior management of the Company were also present at the Meeting. The convening of the Meeting complied with the Companies Law of the People’s Republic of China and the articles of association of the Company. Mr. Cao Peixi, Chairman, presided over the meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	The Working Report of the President of the Company for 2012
2.	The Working Report of the Board of Directors of the Company for 2012

3.	Proposal on Write-off of the Company’s Assets Impaired

The Company has recorded loss from written off assets totaling RMB 70,861,569.86 for the year 2012, including RMB 69,673,569.86 from shut-down generating units and written off stock of Changxing Power Plant and RMB 1,188,000.00 from equity investments in the Bull Frog Farm Company of Fuzhou Power Plant.

4.	The financial statements of the Company for 2012
5.	The profit distribution plan of the Company for 2012

As per the annual financial statements audited by KPMG Huazhen (Special General Partnership) and KPMG, the net profit attributable to shareholders of the Company for the accounting year ended 31 December 2012 under PRC GAAP and International Financial Reporting Standards was RMB5,868,650,000 and RMB5,512,450,000, respectively. According to the articles of association of the Company, the net profit attributable to shareholders of the Company is not required to apportion to the statutory surplus reserve fund in case that the accumulated balance of the statutory surplus reserve exceeds 50% of the registered capital of the Company. The Company decided not to make apportionment to the statutory surplus reserve fund and discretionary surplus reserve fund in 2012. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company are based on the lower of the net profit attributable to shareholders of the Company determined in accordance with the above two accounting standards.

The Company’s proposed profit distribution plan for 2012 is a cash dividend of RMB0.21 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,951,630,000.

6.	Proposal regarding the appointment of the Company’s auditors for 2013

It was resolved to appoint KPMG Huazhen (Special General Partnership) as the PRC auditors of the Company and KPMG as the Company’s international auditors for 2013 with a total remuneration of RMB25.27 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB19.27 million and RMB six million, respectively).

7.	Proposal regarding the Special Report on the Retaining and Actual Application of the Proceeds from the Fund- raising Exercises by the Company
8.	The Self-evaluation Report on Internal Control of the Company by the Board of Directors
9.	The Company’s Social Responsibility Report for 2012
10.	Proposal regarding the change of Securities Representative
It was agreed to appoint Ms. Meng Jing as the Securities Representative of the Company.
It was agreed that Ms. Jia Wenxin shall resign from the position of Securities Representative of the Company.

The Board of Directors of the Company expressed its great appreciation and heartfelt gratitude to Ms. Jia Wenxin for her satisfactory contribution to the development of the Company in performing her duties and responsibilities as the Securities Services Representative of the Company.

11.	The Company’s annual report for 2012 and its extract
12.	Proposal regarding the capital increase and non-exercise of the pre-emptive right in relation to Hainan Nuclear Power Plant

13.	Proposal regarding the issue of medium and long term debt financing instruments
1.
It was agreed that the Company be authorized to issue medium and long term debt financing instruments (including but not limited to corporate bonds) of a principal amount up to RMB 10 billion in or outside the People's Republic of China (the “Issue”) after the obtaining of the approval by the relevant regulatory authorities;

	2.	Subject to the provisions of applicable laws and regulatory requirements, the Issue may be made to the shareholders of the Company;
3.
The instruments proposed to be issued under the Issue will be medium and long term financing products with a term ranging from five to ten years. It is proposed that the general meeting authorizes the Board to determine the term of such instruments based on the market conditions at the time of the Issue;

4.
The proceeds to be raised from the Issue will be used towards satisfying the Company's capital requirements in the medium and long run, adjusting the debt structure of the Company and reducing the financing costs of the Company;

5.
It was proposed to obtain an approval from the shareholders at the general meeting for granting a general and unconditional mandate to the Board or, in appropriate circumstances, any two or more Directors as approved by the Board, to determine/deal with the following matters for the best interest of the Company, subject to and in accordance with applicable laws and the then prevailing market conditions:

(1)
to determine the details relating to the execution of the Issue, including but not limited to the number of tranches, denomination, principal amount, term of tranches, term and method of repayment, method of the Issue, inclusion of back-sell or redemption provisions, interest rate or method to determine the interest rate, security and selection of professional institutions qualified to participate in the Issue;

		(2)	to enter into all negotiations and sign all agreements and other necessary documents relating to the Issue on behalf of the Company and to make proper information disclosures;
(3)
to file applications to relevant regulatory authorities for approval of the Issue and to make necessary amendments to the proposal of the Issue in response to the comments and requests, if any, of these regulatory authorities;

		(4)	to take all necessary actions to determine/deal with all other matters relating to the Issue.
	6.	The resolution approved by the shareholders at the general meeting of the Company on the Issue shall be effective for 24 months from the date when it is made.
14.	Proposal regarding the issue of short-term debentures of the Company

It was agreed that (1) the Company be authorised to issue short-term debentures (in either one or multiple tranches) of a principal amount up to RMB15 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB 15 billion at any time within the period as prescribed herein) in the PRC within 24 months from the date on which the shareholders’ approval is obtained; and (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

15.	Proposal regarding the issue of super short-term debentures

It was agreed that (1) the Company be authorised to issue super short-term debentures with a principal amount of not exceeding RMB30 billion within 24 months from the date of obtaining an approval at the general meeting (either in one tranche or on a rolling basis, where the outstanding principal balance of the super short-term commercial paper in issue by the Company shall not exceed RMB 30 billion at any time within the period as prescribed herein); (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

16.	Proposal regarding the issue private placement of debt financing instruments by way of placement (either in one or multiple tranches)

It was agreed that (1) the Company be authorised to issue debt financing instruments with a principal amount of not exceeding RMB10 billion by way of placement (either in one or multiple tranches) within 24 months from the date of obtaining an approval at the general meeting; (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

17.	Proposal in relation to the engagement of Tuas Power in fuel costs hedging businesses
It is approved that Tuas Power Ltd. shall launch two more financial derivatives, i.e. Dated Brent CFD and Singapore Diesel Price Index CFD, to hedge against exposures to LNG and diesel price risks.
18.	Proposal regarding the convening of the Company’s annual general meeting for 2012

As resolutions numbered 2, 4, 5, 6, 13, 14, 15 and 16 above should be tabled at the general meeting for 2012 for approval, the Board has decided to convene the annual general meeting for 2012 to approve such matters. Details of the time, venue and agenda of the meeting will be announced by way of notice of annual general meeting after the same has been fixed by the Board.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)
Li Zhensheng
(Independent Non-executive Director)
Qi Yudong
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)

Beijing, the PRC
20 March 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     March 22, 2013